Exhibit 99.1

ASX, Nasdaq and Media Release

February 7, 2025

Opthea to Present at Oppenheimer Healthcare Conference

Melbourne, Australia, and Princeton, NJ, US, February 7, 2025 -- Opthea Limited (ASX/NASDAQ:OPT, “Opthea”, the “Company”), a clinical-stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD), today announced that Frederic Guerard, PharmD, Chief Executive Officer, will present at Oppenheimer’s 35th Annual Healthcare Life Sciences Conference and host one-one-one meetings.

Details are as follows:

Oppenheimer’s 35th Annual Healthcare Life Sciences Conference

Date: February 11-12, 2025

Presentation: Tuesday, February 11, 2025, 10:00 AM ET

Webcast Link: https://wsw.com/webcast/oppenheimer39/opt/2588856

The webcast will also be accessible on the “Events & Presentations” section of the Company’s website at http://ir.opthea.com/.

About Opthea

Opthea (ASX/NASDAQ:OPT) is a biopharmaceutical company developing novel therapies to address the unmet needs in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME).

Opthea’s lead product candidate, sozinibercept, is being evaluated in two fully enrolled pivotal Phase 3 clinical trials (COAST, NCT04757636, and ShORe, NCT04757610) for use in combination with standard-of-care anti-VEGF-A therapies to improve overall efficacy and deliver superior vision gains compared to standard-of-care anti-VEGF-A agents alone.

To learn more, visit our website at www.opthea.com and follow us on X and LinkedIn.

Authorized for release to ASX by Frederic Guerard, PharmD, CEO

Investor Inquiries	Join our email database to receive program updates:
PJ Kelleher LifeSci Advisors LLC Email: pkelleher@lifesciadvisors.com Phone: 617-430 7579 Media Inquiries Silvana Guerci-Lena NorthStream Global Partners Email:silvana@nsgpllc.com	Tel: +61 (0) 3 9826 0399 Email: info@opthea.com Web: www.opthea.com Source: Opthea Limited